APPENDIX A
Dated January 26, 2017

To the
DISTRIBUTION PLAN
of
ULTIMUS MANAGERS TRUST
Funds	Share Classes	Rule 12b-1 Fee
Cincinnati Asset Management Funds: Broad Market Strategic Income Fund	N/A	0.25%
Blue Current Global Dividend Fund	Investor	0.25%
HVIA Equity Fund	Investor	0.25%
Kempner Multi-Cap Deep Value Equity Fund	Investor	0.25%
Ladder Select Bond Fund	Advisor	0.25%
Lyrical U.S. Hedged Value Fund	Investor	0.25%
Lyrical U.S. Value Equity Fund	Investor	0.25%